UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )

                              Tadeo Holdings, Inc.
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                                 (Name of Issuer

                     Common Stock par value $.0001 per share
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                         (Title of Class of Securities)

                                   913829 10 7
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                                 (CUSIP Number)

          Michelle Kassner, 69 Spring Street, Ramsey, New Jersey 07446
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 September 1998
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  1.   Names of Reporting Persons.
                       I.R.S. Identification Nos. of above persons (entities only).

                         Liberty Travel, Inc. 13-2625933
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                  2.   Check the Appropriate Box if a Member of a Group
                       (See Instructions)

                  (a)      .....................................................

                  (b)     ......................................................
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                  3.   SEC Use Only.............................................
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                  4.   Source of Funds (See Instructions)           WC..........
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                  5.   Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Items 2(d) or 2(e)......
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                  6.   Citizenship of Place of Organization        New York.....
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Number of Shares     7.   Sole Voting Power               360,000...............
Beneficially         -----------------------------------------------------------
Owned by Each        8.   Shared Voting Power              N/A..................
Reporting Person     -----------------------------------------------------------
With                 9.   Sole Dispositive Power             360,000............
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                     10.  Shared Dispositive Power            N/A...............
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                     11.  Aggregate Amount Beneficially Owner by Each Reporting
                          Person                              360,000...........
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                 12.   Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions)....
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                 13.   Percent of Class Represented by Amount in Row (11) ..2.4%
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                 14.   Type of Reporting Person (See Instructions)
                          CO....................................................
                      ..........................................................
                      ..........................................................
                      ..........................................................
                      ..........................................................

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)]

(3)      The 3rd row is for SEC internal use; please leave blank

3;(2) The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/27/99
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Date

/s/Michelle Kassner, Co-Executor, Estate of Fred Kassner
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Signature

MICHELLE  KASSNER, CO-EXECUTOR, ESTATE OF FRED KASSNER
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Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or pointed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                  1.   Names of Reporting Persons.
                       I.R.S. Identification Nos. of above persons (entities only).

                          Estate of Fred Kassner IRS Employer Identification
                          No. 22-6774731
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--------------------------------------------------------------------------------

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      .....................................................

                  (b)     ......................................................
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                  3.   SEC Use Only.............................................
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                  4.   Source of Funds (See Instructions)           PF..........
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                  5.   Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Items 2(d) or 2(e)......
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                  6.   Citizenship of Place of Organization       New Jersey....
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Number of Shares     7.   Sole Voting Power 4,330,725 Shares of Common Stock,
Beneficially              including 515,115 shares underlying the Class A
Owned by Each             Warrants and 100,000 shares underlying warrants
Reporting Person          granted by the Company
With                ------------------------------------------------------------
                     8.    Shared Voting Power        N/A
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                     9.   Sole Dispositive Power 4,330,725 Shares of Common
                          Stock, including 515,115 shares underlying the Class A
                          Warrants and 100,000 shares underlying warrants
                          granted by the Company
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                 10.  Shared Dispositive Power           N/A ...................
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11.  Aggregate Amount Beneficially Owner by Each Reporting Person 4,330,725
     Shares of Common Stock including 515,115 shares underlying the Class A Warrants and 100,000 shares underlying warrants granted by the Company
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) .............................................................
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                 13. Percent of Class Represented by Amount in Row (11) ...22.3%
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                 14. Type of Reporting Person (See Instructions)
                             00.................................................
                      ..........................................................
                      ..........................................................
                      ..........................................................
                      ..........................................................

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)]

(3)      The 3rd row is for SEC internal use; please leave blank

3;(2) The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/27/99
--------------------------------------------------------------------------------
Date

/s/Michelle Kassner
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Signature

MICHELLE  KASSNER, SR. VICE PRESIDENT, LIBERTY TRAVEL
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Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement" provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or pointed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

ITEM 1     Security and Issuer

         This Schedule 13-D is filed with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") and Class A Warrants, each of which is convertible into one share of Common Stock, ("Warrants") of Tadeo Holdings, Inc., a Delaware Corporation ("Company"). The principal office of the Company is 42705 Grand River Avenue, Suite 101, Novi, Michigan, 48735.

ITEM 2     Identity and Background

         This Schedule 13-D is filed on behalf of the estate of Fred Kassner ("Kassner") and Liberty Travel, Inc. ("Liberty"). Liberty is a New York corporation with its principal office at 69 Spring Street, Ramsey, New Jersey 07446. Kassner's address is 69 Spring Street Ramsey, New Jersey 07446.

         During the last five years, neither Liberty nor Kassner has been convicted in a criminal proceeding.

         During the last five years, neither Liberty nor Kassner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3     Source and Amount of Funds or Other Considerations

         Kassner obtained its shares of Common Stock as a result of the acquisition of shares of Common Stock and Warrants for cash and as the result of the mandatory conversion of the Company's Series A Preferred Shares.

         Liberty obtained its shares of Common Stock as a result of over the counter purchases.

ITEM 4      Purpose of Transaction

         Each of Kassner and Liberty has acquired the Common Stock, and Kassner has acquired the Class A Warrants, for investment purposes.

ITEM 5     Interest and Security of the Issuer

         Liberty owns beneficially and of record 360,000 shares of Common Stock of the Company, constituting 2.4% thereof.

         Kassner owns beneficially and of record 4,330,725 shares of Common Stock of the Company, including 515,115 shares of Common Stock underlying the Company's publicly-traded Class A Warrants and 100,000 shares of Common Stock underlying warrants granted in connection with certain financial accommodations granted by Mr. Kassner related to the release of security interests in Company assets, constituting 22.3% thereof.

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1 (i)(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13 D (including amendments thereto) with respect to the Common Stock of Tadeo Holdings, Inc. and further agree that this Joint Filing Agreement ("Agreement") be included as an exhibit to such joint filing.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 27th day of May, 1999.



                                                   LIBERTY TRAVEL, INC.

                                                   By: /s/Michelle Kassner
                                                       Name:Michelle Kassner
                                                       Title:Sr. Vice President

                                                   ESTATE OF FRED KASSNER


                                                   By: /s/Michelle Kassner
                                                   Name : Michelle Kassner
                                                   Title: Co-Executor

         Although Kassner is a principal shareholder of Liberty, each of Liberty and Kassner disclaim beneficial ownership of each other's shares of Common Stock of the Corporation.

ITEM 6 Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

         There are currently no contracts, arrangements or understandings with any person with respect to any securities of the Company with the exception of the Joint Filing Agreement by and among Liberty and Fred Kassner.

ITEM 7     Material to be Filed as Exhibits

         Joint Filing Agreement by and among Liberty and Kassner dated as the 27th of May, 1999 pursuant to Rule 13d-l(f).

                                    SIGNATURE
         After reasonably inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   The Estate of Fred Kassner


                                                   By: /s/Michelle Kassner
                                                       Name:Michelle Kassner
                                                       Title:Co-Executor of the
                                                       Estate of Fred Kassner



                                                   Liberty Travel, Inc.

                                                   By: /s/Michelle Kassner
                                                       Name:Michelle Kassner
                                                       Title:Sr. Vice President

Dated as of the 27th May, 1999